Filed by Alkuri Global Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alkuri Global Acquisition Corp.

Commission File No.: 001-40011

Date: June 3, 2021

Message from Babylon to its Employees

Taking our first step towards becoming a publicly listed company

Babylon ‘Do’s & Don’ts’ Guide

Important - please take the time to read through the following information carefully, and closely follow the guidance provided over the coming weeks and months.

Today, we announced that we are taking the first step towards becoming a publicly-listed company by signing a definitive merger agreement with Alkuri Global Acquisition Corp (‘Alkuri Global’), (NASDAQ: KURI, KURIU, and KURIW), a special purpose acquisition company (‘SPAC’).

While we work through the process, it’s imperative that we all adhere to the guidelines and restrictions on what we can and cannot talk about internally and externally. Given various rules and regulations surrounding SPAC transactions, we must adhere to the strict protocols and guidelines which underpin all our activities from now until the transaction closes, as well as when we officially become a public company.

During this time, there are a number of rules we must all follow, as the US Securities and Exchange Commission (‘SEC’) has strict rules governing publicity and insider trading.

Please note that there are criminal and employment liabilities attached to this, it is not just a Babylon policy. To help support you, we’ve also prepared FAQs.

In addition, disclosure of information in violation of these guidelines by any Babylonian regardless of location, could be considered a violation of company guidance, as well as potentially being considered a violation under US securities laws and regulations. A violation of these guidelines may result in discipline, up to and including immediate termination of employment and, potentially, an SEC civil enforcement action against the individual offender, the company, and its officers and directors.

•	The first is to not trade or ‘tip’ others to invest in the stock of Alkuri Global and/or our current shareholders, including VNV and Kinnevik. This also applies to anyone connected to you - such as friends, family, significant others, housemates, social acquaintances etc.

•	You are not permitted to talk about Babylon and its merger with Alkuri Global externally. While we are excited about this transaction, there are still many steps along the way, and any communication by you regarding the pending transaction could put the transaction at risk of delay or failure and could lead to a violation of SEC rules and regulations.

•	In addition, you are not permitted to talk about our performance, especially regarding our projections, forecasts, valuation, or any statement about the business that is forward-looking (including, for example, contracts that are signed or about to be signed).

•	These limitations on external communications apply to:

o	All forms of communications, oral or written including email, phone, chat, in-person conversations or otherwise, and apply to interactions with any outside parties, including media, members, providers, partners, friends and/or family; and

o	Posts, comments, retweets, and ‘likes’ on social media sites and platforms such as Slack, Facebook, Instagram, LinkedIn, Twitter, Medium, SnapChat, TikTok, WhatsApp, Line, YouTube and/or others. This means, for example, that you should not ‘like’ posts on social media channels or retweet any posts unless you have prior approval from Babylon Legal.

•	At this time, we cannot create Slack channels to discuss or speculate about the transaction or planned public listing. This is not censorship; we simply are not permitted to do so for legal reasons.

•	As such, if you see a media story regarding Babylon’s pending transaction ahead of the completion, you should not comment on it under any circumstances. It is possible that the press and others may try to improperly obtain information from you. Please do not comment. Generally, if you are contacted by a member of the media, financial analysts or any other third party, please refrain from providing any comment and immediately pass on the inquiry to Adam Davison, adam.davison@babylonhealth.com.

•	During this period of time, please discuss with Babylon Legal in advance any planned or expected publicity, including press releases, speeches, conferences, and interviews.

•	Any such publicity will be approved by Babylon Legal only to the extent it:

o	Relates to factual business information that is focused on Babylon’s products (rather than Babylon’s image),

o	Is targeted at the trade press and not the business or financial press, and

o	Is in the ordinary course of business, through Babylon’s normal spokespersons, and in a manner and form consistent with our past practice. Interviews or public speeches relating to Babylon’s business strategies, financial position or outlook will not be permitted.

•	We have prepared FAQs to help you, and if you have any additional questions please reach out to babyloncommunications@babylonhealth.com and we will keep the FAQ updated as needed.

•	There will be new communications guidelines for all of us to follow once the transaction closes and Babylon becomes a publicly listed company. We will provide further updates in the coming weeks and months via the stand-up and email.

DO	DON’T

•      DO discuss with Babylon Legal in advance all planned or expected publicity, including press releases, speeches, conferences, articles, and interviews.

•      DO submit all press releases and other materials to be distributed to the public or press to Babylon Legal far enough in advance for review and revision.

•      DO continue to communicate with customers and suppliers in the ordinary course of business (but not about the transaction and/or public listing).

•      DO be mindful that the transaction has not closed and, until it does, Babylon will continue to operate as a private company.

•      DO refer any inquiries about the transaction and/or planned public listing to Adam Davison; in particular, any communications with shareholders or investors need to be coordinated with Babylon Legal because there are SEC rules with regard to solicitation of shareholders in the SPAC transaction.

•      DO answer other questions about our business/performance, if authorised to do so, using publicly available information already disclosed by Babylon.

•      DO avoid internal speculation, remain focused on our mission, strategy, and WOWs, and don’t allow the transaction process to become a distraction to the important work you do every day.

•      DO ask any general questions you may have through the proper channels:

o     Your line manager,

o     Babylon Legal
legal-corporate@babylonhealth.com,

o     Babylon Communication
Babyloncommunications@babylonhealth.com.

•      DO forward any media inquiries to Adam Davison adam.davison@babylonhealth.com.

•      DO NOT trade or ‘tip’ others to invest in Alkuri Global and/or our current shareholders VNV and Kinnevik stock (nor should anyone connected to you - such as friends, family, significant others, housemates, social acquaintances etc.

•      DO NOT talk about our performance (this includes, for example: contracts signed or about to be signed, anything that might need to be reported to a regulator, performance of existing contracts, etc.) and/or provide any comments about Babylon merging with a SPAC and/or public company to the media, investors or any other third parties (whether formal or informal).

•      DO NOT send emails, post on Slack, or share information about the transaction or planned public listing on social media (including sharing any news articles about the transaction or public listing).

•      DO NOT discuss the transaction or listing plans with other audiences, other than pointing them to publicly published materials on our website.

•      DO NOT disclose any metrics about our business performance that have not already been made public by the company or make any forward-looking statements about the business.

•      DO NOT speculate on potential listing and expectations for stock price performance or speak publicly in a way that could be seen as ‘hyping the stock’, including hyping Babylon’s image rather than its products.

•      DO NOT communicate with any of Babylon’s stockholders about the transaction.

Please ask questions if you’re not sure about what to do or not do – it’s important to err on the side of caution. If you accidentally do something on the DON’T list, please immediately let Legal and/or Comms know at legal-corporate@babylonhealth.com / Babyloncommunications@babylonhealth.com. It’s better for us to proactively address than for others to discover it first.

Thank you.

June 2021

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination, and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, Alkuri Global will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Information Sources; No Representations

This communication has been prepared for use by Babylon and Alkuri Global in connection with the proposed business combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Alkuri Global was derived entirely from Alkuri Global and all information relating to the business, past performance, results of operations and financial condition of Babylon was derived entirely from Babylon. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will Alkuri Global, Babylon, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Babylon has been derived, directly or indirectly, exclusively from Babylon and has not been independently verified by Alkuri Global. Neither the independent auditors of Alkuri Global nor the independent auditors of Babylon audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.